UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 16, 2024

Glatfelter Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	001-03560	23-0628360
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4350 Congress Street, Suite 600, Charlotte, North Carolina	28209
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 704 885-2555

(N/A)
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	GLT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note.

As previously disclosed, Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter” or the “Company”), entered into certain definitive agreements (the “Transaction Agreements”) with Berry Global Group, Inc., a Delaware corporation (“Berry”), and certain of their respective subsidiaries, which provide for a series of transactions, including the spinoff of the global nonwovens and hygiene films business (the “HHNF Business”) of Berry and subsequent merger of the HHNF Business with and into a subsidiary of Glatfelter (collectively, the “Transaction”). Upon closing of the Transaction (the “Closing”), Glatfelter will be renamed Magnera Corporation (“Magnera”).

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed, the Company has been working with Berry to determine leadership and other organizational positions for Magnera, including the board of directors of the combined company post-Closing (the “Magnera Board”). Pursuant to certain of the Transaction Agreements, the Magnera Board will consist of nine directors, comprised of the CEO of Magnera plus five directors designated by Berry and three directors designated by Glatfelter. The parties previously disclosed that Kevin M. Fogarty, current Non-Executive Chair of Glatfelter, will continue in the same role on the Magnera Board and Curtis (Curt) L. Begle, current President of Berry’s Health, Hygiene and Specialties Division, will serve as Magnera’s Chief Executive Officer and as a director of Magnera.

On August 16, 2024, Glatfelter and Berry issued a joint press release announcing additional designees to the Magnera Board. As a result of these announcements, the current slate of announced director designees is as follows:

•	Kevin M. Fogarty, current Non-Executive Chair of Glatfelter and incoming Magnera Board Non-Executive Chair
•	Curtis (Curt) L. Begle, current President of Berry’s Health, Hygiene and Specialties Division and incoming Magnera CEO
•	Bruce Brown, former Chief Technology Officer for Procter & Gamble and current director of Glatfelter
•	Michael (Mike) S. Curless, former Chief Investment Officer and Chief Customer Officer for Prologis
•	Thomas M. Fahnemann, current director and President & Chief Executive Officer of Glatfelter
•	Samantha (Sam) J. Marnick, former Chief Operating Officer, President Commercial for Spirit AeroSystems
•	Carl J. (Rick) Rickertsen, Managing Partner of Pine Creek Partners and current director of Berry
•	Thomas (Tom) E. Salmon, former Chief Executive Officer and Chairman of Berry

Continuing Glatfelter board members were designated by Glatfelter and the other Magnera Board designees noted above were designated by Berry. The designees will be appointed and begin serving on the Magnera Board effective as of the Closing. Under certain of the Transaction Agreements, there remains one additional director position for the Magnera Board to be designated by Berry, which designation will take place at a later time.

As a result of these designations, four of Glatfelter’s current directors, Kathleen A. Dahlberg, Marie T. Gallagher, Darrel Hackett and J. Robert Hall will retire from the Glatfelter board upon the Closing.

The information set forth under the Introductory Note of this Current Report on Form 8-K is incorporated into this Item 5.02 by reference.

Item 7.01.	Regulation FD Disclosure.

On August 16, 2024, Glatfelter and Berry issued a joint press release announcing their respective designees to the Magnera Board effective as of the Closing. A copy of the press release is furnished as Exhibit 99.1 hereto and, along with the information set forth under the Introductory Note, is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 hereto, is being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall it be deemed incorporated by reference into any filing by Glatfelter under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Number	Description

99.1	Press Release of Glatfelter Corporation, dated August 16, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Glatfelter and Berry are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and board of directors transition considerations, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the business, operations and activities that constitute the global nonwovens and hygiene films business of Berry (the “HHNF Business”) into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the U.S. Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry’s investor relations website at www.ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the proxy statement for Glatfelter's 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). In addition, Curt Begle, the current President of Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer, James M. Till, the current Executive Vice President and Controller of Berry, will be appointed as Executive Vice President, Chief Financial Officer & Treasurer, and Tarun Manroa, the current Executive Vice President and Chief Strategy Officer of Berry, will be appointed as Executive Vice President, Chief Operating Officer, of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Glatfelter Corporation

August 16, 2024	By:	/s/ Jill L. Urey
Name: Jill L. Urey
Title: Vice President, General Counsel & Compliance